Exhibit 99.1

NEWS RELEASE	Stock Symbols: PGF -
TSX
PGH - NYSE

pengrowth regains compliance with the NYSE continued listing requirements

(Calgary, November 1, 2017) – Pengrowth Energy Corporation today announces that it has received formal notification from the New York Stock Exchange ("NYSE") that it has regained compliance with its continued listing standards.

On May 16, 2017, the Corporation received a non-compliance notice from the NYSE as a result of the 30 day average closing price of its shares falling below US $1.00. On November 1, 2017 Pengrowth received notification from the NYSE that it had regained compliance with the continued listing standards of the NYSE as of October 31, 2017. Pengrowth’s average closing price of its common shares for the 30 trading days ended October 31, 2017 and the closing price of its common shares on October 31st both exceeded US $1.00.

About Pengrowth:

Pengrowth Energy Corporation is a Canadian intermediate energy company focused on the sustainable development and production of oil and natural gas in Western Canada from its Lindbergh thermal oil property and its Groundbirch Montney gas property. The Company is headquartered in Calgary, Alberta, Canada and has been operating in the Western Canadian Sedimentary Basin for over 28 years. The Company’s shares trade on both the Toronto Stock Exchange under the symbol "PGF" and on the New York Stock Exchange under the symbol "PGH".

PENGROWTH ENERGY CORPORATION

Derek Evans

President and Chief Executive Officer

Contact information

Wassem Khalil

Manager, Investor Relations

(403) 233-0224 or Toll free 1-855-336-8814

For further information about Pengrowth, please visit our website www.pengrowth.com or contact: Investor Relations, E-mail: investorrelations@pengrowth.com